SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Plains Resources Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

726540 50 3
(CUSIP NUMBER)

Sable Management, L.P.
P.O. Box 1083
Houston, Texas 77251
Attn: James C. Flores
Tel. No. (713) 654-1414
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2001
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 726540 50 3	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sable Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 726540 50 3	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sable Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO - Limited Liability Company

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 726540 50 3	13D/A	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Flores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed on behalf of Sable Management, L.P., a Delaware limited partnership ("Sable LP"), Sable Management, LLC, a Delaware limited liability company and the general partner of Sable LP ("Sable LLC"), and James C. Flores, an individual and the sole member of Sable LLC (together with Sable LP and Sable LLC, the "Reporting Persons"), as an amendment to the initial statement on Schedule 13D relating to the beneficial ownership by the Reporting Persons of shares of common stock, par value $0.10 per share ("Common Stock"), of Plains Resources Inc., a Delaware corporation, as filed with the Securities and Exchange Commission on May 18, 2001 (the "Schedule 13D"). This Amendment is being filed to disclose that each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on June 8, 2001. Consequently, the Schedule 13D is amended and supplemented as follows:

Item 3.	Source and Amount of Funds
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          On May 8, 2001, in connection with Mr. Flores joining the Issuer as Chairman of the Board and Chief Executive Officer and in connection with that certain Unit Transfer and Contribution Agreement, dated as of May 8, 2001, among Sable Holdings, L.P., Sable Investments, L.P., the Issuer, Plains All American Inc., and Mr. Flores pursuant to which Mr. Flores agreed to acquire an indirect interest in Plains All American Pipeline, L.P. ("PAA"), Sable LP entered into that certain Stock Purchase Agreement, dated as of May 8, 2001 (the "Stock Purchase Agreement"), with Kayne Anderson Capital Advisors, L.P. ("KA"), pursuant to which Sable LP agreed to acquire (the "Acquisition") 1,000,000 shares of Common Stock held by certain affiliates of KA at a price of $25.00 per share. The Acquisition was consummated on June 8, 2001 and occurred simultaneously with the consummation of Mr. Flores' acquisition of such indirect interest in PAA. Sable LP purchased such shares with available working capital, which was funded by the personal funds of Mr. Flores.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)     Each of Sable LP, Sable LLC and Mr. Flores beneficially owns 1,000,000 shares of Common Stock of the Issuer as a result of Sable LP's acquisition of such shares of Common Stock pursuant to the Stock Purchase Agreement. Such 1,000,000 shares of Common Stock represent 4.1% of the Issuer's outstanding shares of Common Stock, which percentage was calculated by dividing (i) 1,000,000 shares of Common Stock beneficially owned by Sable LP, Sable LLC and Mr. Flores, by (ii) 24,464,933 shares of Common Stock outstanding on June 11, 2001 as disclosed in that certain Definitive Proxy Statement filed by the Issuer with the Securities and Exchange Commission on June 13, 2001.

          (b)     Sable LP has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the 1,000,000 shares of Common Stock beneficially owned by it. However, Sable LLC and Mr. Flores may direct the vote and may direct the disposition of the 1,000,000 shares of Common Stock beneficially owned by Sable LP.

(c) Except as described in Item 6 hereof, there have been no transactions in the Issuer's securities by Sable LP, Sable LLC and Mr. Flores during the last sixty days.
(d) Not Applicable.
(e) Each of Sable LP, Sable LLC and Mr. Flores ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on June 8, 2001.
Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated May 16, 2001, by and between Sable LP, Sable LLC and Mr. Flores (previously filed as Exhibit 1 to the initial Schedule 13D and incorporated herein by reference).
Exhibit 2

Employment Agreement, entered into effective as of May 8, 2001, by and between the Issuer and Mr. Flores (previously filed as Exhibit 3 to the initial Schedule 13D and incorporated herein by reference).

Exhibit 3	Performance Stock Option Agreement, dated as of May 8, 2001, between the Issuer and Mr. Flores (previously filed as Exhibit 4 to the initial Schedule 13D and incorporated herein by reference).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2001

SABLE MANAGEMENT, L.P.
By:	Sable Management, LLC, its General Partner By: /s/ James C. Flores James C. Flores, its Sole Member

SABLE MANAGEMENT, LLC
By:	/s/ James C. Flores James C. Flores, its Sole Member
/s/ James C. Flores James C. Flores